UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Global Blue Group Holding AG

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

H33700107

(CUSIP Number)

Laura Torrado

c/o Knighthead Opportunities Capital Management, LLC

280 Park Avenue, 22nd Floor

New York, New York 10017

(212) 356-2900

Tom LaMacchia

c/o Certares Management LLC

350 Madison Avenue, 8th floor

New York, New York 10017

(212) 624-2940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H33700107	Page 2 of 12

1.	Name of Reporting Person: CK Opportunities Wolverine S.à r.l

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 29,764,256(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 29,764,256(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,764,256(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 13.4%(2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes (a) 8,587,786 ordinary shares of the Issuer ("Ordinary Shares") and (b) 21,176,470 Series B preferred shares of the Issuer ("Series B Preferred Shares" and, together with the Ordinary Shares held by the Reporting Persons, the "Reporting Person Issuer Shares") that are convertible into 21,176,470 Ordinary Shares. See Items 4 and 5.

(2) Based on information provided by the Issuer in its Current Report on Form 6-K filed June 15, 2022 and related Exhibit 3.1 reflecting 201,226,883 Ordinary Shares issued and outstanding, and taking into account Ordinary Shares issuable upon the conversion of Series B Preferred Shares beneficially owned by each Reporting Person, as applicable.

CUSIP No. H33700107	Page 3 of 12

1.	Name of Reporting Person: CK Opportunities Fund I, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 29,764,256(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 29,764,256(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,764,256(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 13.4%(2)

14.	Type of Reporting Person (See Instructions): PN

(1) Includes (a) 8,587,786 Ordinary Shares and (b) 21,176,470 Series B Preferred Shares that are convertible into 21,176,470 Ordinary Shares. See Items 4 and 5.

(2) Based on information provided by the Issuer in its Current Report on Form 6-K filed June 15, 2022 and related Exhibit 3.1 reflecting 201,226,883 Ordinary Shares issued and outstanding, and taking into account Ordinary Shares issuable upon the conversion of Series B Preferred Shares beneficially owned by each Reporting Person, as applicable.

CUSIP No. H33700107	Page 4 of 12

1.	Name of Reporting Person: CK Opportunities GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 29,764,256(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 29,764,256(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,764,256(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 13.4%(2)

14.	Type of Reporting Person (See Instructions): HC

(1) Includes (a) 8,587,786 Ordinary Shares and (b) 21,176,470 Series B Preferred Shares that are convertible into 21,176,470 Ordinary Shares. See Items 4 and 5.

(2) Based on information provided by the Issuer in its Current Report on Form 6-K filed June 15, 2022 and related Exhibit 3.1 reflecting 201,226,883 Ordinary Shares issued and outstanding, and taking into account Ordinary Shares issuable upon the conversion of Series B Preferred Shares beneficially owned by each Reporting Person, as applicable.

CUSIP No. H33700107	Page 5 of 12

1.	Name of Reporting Person: Certares Opportunities LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 29,764,256(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 29,764,256(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,764,256(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 13.4%(2)

14.	Type of Reporting Person (See Instructions): IA

(1) Includes (a) 8,587,786 Ordinary Shares and (b) 21,176,470 Series B Preferred Shares that are convertible into 21,176,470 Ordinary Shares. See Items 4 and 5.

(2) Based on information provided by the Issuer in its Current Report on Form 6-K filed June 15, 2022 and related Exhibit 3.1 reflecting 201,226,883 Ordinary Shares issued and outstanding, and taking into account Ordinary Shares issuable upon the conversion of Series B Preferred Shares beneficially owned by each Reporting Person, as applicable.

CUSIP No. H33700107	Page 6 of 12

1.	Name of Reporting Person: Knighthead Opportunities Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 29,764,256(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 29,764,256(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,764,256(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 13.4%(2)

14.	Type of Reporting Person (See Instructions): IA

(1) Includes (a) 8,587,786 Ordinary Shares and (b) 21,176,470 Series B Preferred Shares that are convertible into 21,176,470 Ordinary Shares. See Items 4 and 5.

(2) Based on information provided by the Issuer in its Current Report on Form 6-K filed June 15, 2022 and related Exhibit 3.1 reflecting 201,226,883 Ordinary Shares issued and outstanding, and taking into account Ordinary Shares issuable upon the conversion of Series B Preferred Shares beneficially owned by each Reporting Person, as applicable.

CUSIP No. H33700107	Page 7 of 12

Item 1.

Security and Issuer

This Schedule 13D (this "Schedule 13D") relates to the ordinary shares (the "Ordinary Shares") of Global Blue Group Holding AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law (the "Issuer"), with its registered office in Zürichstrasse 38, 8306 Brüttisellen, Switzerland.

Item 2.	Identity and Background

(a)	This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934.

(i)	CK Opportunities Wolverine S.à r.l, a Luxembourg société à responsabilité limitée ("CK Opportunities Wolverine");

(ii)	CK Opportunities Fund I, LP, a Cayman Islands limited partnership ("CK Opportunities Fund" and, together with CK Opportunities Wolverine, "CK Opportunities");

(iii)	CK Opportunities GP, LLC, a Delaware limited liability company ("CK GP");

(iv)	Certares Opportunities LLC, a Delaware limited liability company ("Certares"); and

(v)	Knighthead Opportunities Capital Management, LLC, a Delaware limited liability company ("Knighthead").

Each of CK Opportunities Wolverine, CK Opportunities Fund, CK GP, Certares and Knighthead is sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.

This Schedule 13D relates to the Reporting Person Issuer Shares held of record by CK Opportunities Wolverine. CK Opportunities Fund is the parent company of CK Opportunities Wolverine. CK GP serves as the General Partner of CK Opportunities Fund, and Certares and Knighthead serve as investment managers ("Investment Managers") of CK Opportunities Fund. Investment decisions with respect to the Reporting Person Issuer Shares held by CK Opportunities Wolverine are made by the board of managers of CK Opportunities Wolverine. The members thereof are appointed by CK Opportunities Fund. The decisions of CK Opportunities Fund are made by an investment committee of the Investment Managers, which committee includes Greg O’Hara, Colin Farmer, Jeff Nedelman, Tom Wagner, Ara Cohen and Andrew Shannahan. The committee is empowered to vote or dispose of the Reporting Person Issuer Shares on behalf of CK Opportunities Wolverine.

(b)	The address of the principal business and principal office of CK Opportunities Wolverine is 16, Rue Eugène Ruppert, L-2453, Luxembourg, Grand Duchy of Luxembourg. The address of the principal business and principal office of CK Opportunities Fund and CK GP is c/o Knighthead Capital Management, LLC, 280 Park Avenue, 22nd Floor, New York, NY 10017 and c/o Certares Management LLC, 350 Madison Avenue, 8th Floor, New York, NY 10017. The address of the principal business and principal office of Certares is c/o Certares Opportunities LLC, 350 Madison Avenue, 8th Floor, New York, New York 10017. The address of the principal business and principal office of Knighthead is c/o Knighthead Opportunities Capital Management, LLC, 280 Park Avenue, 22nd Floor, New York, NY 10017.

(c)	The principal business of Certares and Knighthead is serving as investment managers. The principal business of CK GP is serving as the general partner of CK Opportunities Fund. The principal business of CK Opportunities Fund is making investments. The principal business of CK Opportunities Wolverine is making and managing the investment in the Reporting Person Issuer Shares.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. H33700107	Page 8 of 12

(e)	During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The jurisdictions in which the other Reporting Persons were formed are set forth in Item 2(a), and such information is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

CK Opportunities Wolverine acquired the Reporting Person Issuer Shares reported in this Schedule 13D, including the new registered Series B preferred shares of the Issuer that are convertible into Ordinary Shares, pursuant to the Investment Agreement (as defined in Item 4), as more fully described in Items 4 and 6. The source of funds used to purchase the Reporting Person Issuer Shares reported herein was capital contributions from investors / limited partners of the Reporting Persons, as contributed for purposes of making the investment in the Reporting Person Issuer Shares. An aggregate of approximately $225 million was paid in cash by CK Opportunities Wolverine to acquire such Reporting Person Issuer Shares.

The information set forth in Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

On May 5, 2022, the Issuer entered into an investment agreement with CK Opportunities Fund, which CK Opportunities Wolverine joined via an affiliate joinder agreement dated May 23, 2022 (collectively, the "Investment Agreement"), whereby CK Opportunities agreed to subscribe for and purchase (i) up to $45 million of Ordinary Shares, comprising 8,587,786 Ordinary Shares at a per share purchase price of $5.24, and (ii) up to $180 million of new registered series B preferred shares of the Issuer with a nominal value of CHF 0.01, each of which is convertible into Ordinary Shares (the "Series B Preferred Shares"), comprising 21,176,470 Series B Preferred Shares at a per share purchase price of $8.50, in one or more private transactions, subject to the terms and conditions set forth therein. The Series B Preferred Shares have the same voting, dividend and other rights that apply to Ordinary Shares. In addition, an annual dividend of 5%, in the form of additional Series B Preferred Shares to be paid in-kind, will be payable on the Series B Preferred Shares, subject to shareholder approval and any applicable mandatory legal requirements. The Series B Preferred Shares also confer limited class voting rights.

The Series B Preferred Shares may be converted into Ordinary Shares (i) by the Issuer on or after the first anniversary of the closing of the Series B Preferred Shares or upon a change of control transaction, subject to certain conditions, or (ii) by CK Opportunities Wolverine at any time on or after six months following the initial closing of the Series B Preferred Shares on June 13, 2022, in each case of clauses (i) and (ii), in whole or in part, into Ordinary Shares on a one-for-one basis, subject to certain customary anti-dilution adjustments. In addition, the Issuer may call all or a portion of the Series B Preferred Shares on and after the fifth anniversary of the closing of the Series B Preferred Shares or upon a change of control transaction, subject to certain conditions including CK Opportunities Wolverine's right to convert into Ordinary Shares instead.

Pursuant to the terms of the Investment Agreement, on June 13, 2022, CK Opportunities Wolverine subscribed for and acquired 8,587,786 Ordinary Shares at a per share purchase price of $5.24 and 21,176,470 Series B Preferred Shares at a per share purchase price of $8.50.

CK Opportunities Wolverine is the holder of record of the Ordinary Shares and the Series B Preferred Shares. The Reporting Persons hold such securities for investment purposes, but they may review and evaluate strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. Mr. Tom Klein, a Senior Managing Director of Certares Management LLC, currently serves as a member of the board of directors of the Issuer.

CUSIP No. H33700107	Page 9 of 12

Although the Reporting Persons do not currently have any specific plan or proposal to acquire or dispose of Ordinary Shares or Series B Preferred Shares, to convert Series B Preferred Shares or to dispose of the Ordinary Shares issuable upon the conversion of Series B Preferred Shares, except as described in this Schedule 13D, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time, depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), may acquire additional Ordinary Shares or securities convertible, exchangeable or exercisable for or into Ordinary Shares or dispose of all or a portion of their investment in the Issuer.

Subject to the terms of the agreements described herein, CK Opportunities Wolverine and the Issuer have entered into a registration rights agreement pursuant to which the Issuer has granted CK Opportunities Wolverine certain registration rights pursuant to which CK Opportunities Wolverine may sell Issuer securities utilising registration statements filed by the Issuer.

Each Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other security holders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Other than as described above and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D, although the Reporting Persons reserve the right to review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer that relate to or would result in any of the actions described in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)	The information relating to the beneficial ownership of the Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 29,764,256 Ordinary Shares of the Issuer, which includes: (i) 8,587,786 Ordinary Shares held by CK Opportunities Wolverine and (ii) 21,176,470 Series B Preferred Shares held by CK Opportunities Wolverine that are convertible into 21,176,470 Ordinary Shares, representing in the aggregate approximately 13.4% of the Ordinary Shares as of June 13, 2022, based on information provided by the Issuer.

Calculations of beneficial ownership described herein are based on information provided by the Issuer in its Current Report on Form 6-K filed June 15, 2022 and related Exhibit 3.1 reflecting 201,226,883 Ordinary Shares issued and outstanding, and take into account Ordinary Shares issuable upon the conversion of Series B Preferred Shares beneficially owned by each Reporting Person, as applicable.

(b)

By virtue of the relationship among the Reporting Persons described in Item 2, each of the Reporting Persons may be deemed to share voting and dispositive power over the Ordinary Shares held by CK Opportunities Wolverine.

By virtue of the agreements described in Item 6 below, the Reporting Persons and certain parties thereto may be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, the Reporting Persons expressly disclaim the existence of, or membership in, any such group and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a group for purposes of Section 13(d) of the Exchange Act or for any other purposes. To the extent relevant, each Reporting Person disclaims beneficial ownership of the Ordinary Shares that may be deemed to be beneficially owned by such parties.

CUSIP No. H33700107	Page 10 of 12

(c)	Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d)	To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares of the Issuer reported by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 6.

Investment Agreement

Pursuant to the terms of the Investment Agreement, CK Opportunities Wolverine has the right to nominate one board member on behalf of itself following the initial closing of the Series B Preferred Shares, subject to certain conditions. If CK Opportunities Wolverine ceases to hold at least 5% of the Ordinary Shares and Series B Preferred Shares (collectively, the "Voting Shares"), CK Opportunities Wolverine shall no longer be entitled to nominate one board member. For such time as the board appointment rights apply, CK Opportunities Wolverine shall also be entitled to designate a board observer to attend and speak at meetings (without participating in decision-making or voting).

Pursuant to the terms of the Investment Agreement, except as set forth in such agreement, CK Opportunities Wolverine has agreed not to transfer any Ordinary Shares (including any underlying Ordinary Shares issued upon the conversion of any Series B Preferred Shares) or any Series B Preferred Shares received by CK Opportunities for six months following the relevant closing of such shares.

Affiliate Joinder Agreement to the Investment Agreement

On May 23, 2022, CK Opportunities Wolverine entered into an Affiliate Joinder Agreement with respect to the Investment Agreement. Pursuant to the Affiliate Joinder Agreement, CK Opportunities Wolverine adopted the Investment Agreement and agreed to become a party to and to be bound by the provisions of the Investment Agreement in the same manner as if CK Opportunities Wolverine were an original signatory to the Investment Agreement.

Registration Rights Agreement

On June 13, 2022, the Issuer and CK Opportunities Wolverine entered into a Registration Rights Agreement (the "Registration Rights Agreement") with respect to the Ordinary Shares and other Issuer securities, including the Series B Preferred Shares, acquired by CK Opportunities (the "Registrable Securities"). Pursuant to the Registration Rights Agreement, the Issuer has agreed to file and have declared effective a shelf registration statement by the 6-month anniversary of the closing of the subscription and issue of the Series B Preferred Shares, subject to the ability to delay such filing and effectiveness under certain circumstances. CK Opportunities Wolverine is entitled from time to time to deliver to the Issuer take-down notices under the shelf registration statement stating its intent to sell Registrable Securities in an underwritten offering, which may be either a marketed or non-marketed underwritten offering. Under the Registration Rights Agreement, the Issuer will indemnify CK Opportunities Wolverine, its affiliates and certain persons or entities related to them for certain losses.

Voting Agreement

Concurrently with the execution of the Investment Agreement on May 5, 2022, (i) SL Globetrotter, L.P. ("Globetrotter"), (ii) Global Blue Holding L.P. and (iii) CK Opportunities Fund entered into a Voting Agreement, which CK Opportunities Wolverine joined via an affiliate joinder agreement dated May 23, 2022 (collectively, the "Voting Agreement"). Pursuant to the terms of the Voting Agreement, the parties agreed to vote, among other things, (i) for the initial election and any subsequent re-election of any person nominated for appointment to the board of directors of the Issuer by CK Opportunities, (ii) to the extent a holder of Series A preferred shares of the Issuer, in favour of the issuance of the Series B Preferred Shares, (iii) in favour of an amendment of the articles of association of the Issuer for the purpose of creating a capital band (Kapitalband) which enables the board of directors to issue new Ordinary Shares and to vote in favour of extending and increasing such capital band on an ongoing basis, and (iv) to vote in favour of additional Series B Preferred Shares to be payable as dividend in kind on the then-existing Series B Preferred Shares on an annual basis or upon certain conversions or redemptions of the Series B Preferred Shares, on an interim basis. Additionally, the parties agreed to certain tender offer, tag-along and drag-along rights and obligations.

Affiliate Joinder Agreement to the Voting Agreement

On May 23, 2022, CK Opportunities Wolverine entered into an Affiliate Joinder Agreement with respect to the Voting Agreement. Pursuant to the Affiliate Joinder Agreement, CK Opportunities Wolverine adopted the Voting Agreement and agreed to become a party to and to be bound by the provisions of the Voting Agreement in the same manner as if CK Opportunities Wolverine were an original signatory to the Voting Agreement.

CUSIP No. H33700107	Page 11 of 12

Conversion Agreement

On June 13, 2022, the Issuer entered into a Conversion Agreement (the "Conversion Agreement") with, among others, CK Opportunities to govern the issuance and delivery of Ordinary Shares in exchange for Series B Preferred Shares from the holders of Series B Preferred Shares. The holders of Series B Preferred Shares are entitled to receive a preferred dividend in accordance with the articles of association of the Issuer. The Conversion Agreement sets the conversion ratio, of Ordinary Shares to be received in exchange for Series B Preferred Shares, as one-for-one, subject to certain adjustments.

Pursuant to the terms of the Conversion Agreement, the Series B Preferred Shares may be converted into Ordinary Shares (i) by the Issuer on or after the first anniversary of the closing of the Series B Preferred Shares or upon a change of control transaction, subject to certain conditions, or (ii) by CK Opportunities at any time on or after six months following the initial closing of the Series B Preferred Shares on June 13, 2022, in each case of clauses (i) and (ii), in whole or in part, into Ordinary Shares on a one-for-one basis, subject to certain customary anti-dilution adjustments. In addition, the Issuer may call all or a portion of the Series B Preferred Shares on and after the fifth anniversary of the closing of the Series B Preferred Shares or upon a change of control transaction, subject to certain conditions including CK Opportunities' right to convert into Ordinary Shares instead.

The foregoing description of each of the Investment Agreement, the Registration Rights Agreement, the Voting Agreement and the Conversion Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.	Investment Agreement (incorporated herein by reference from Exhibit 10.1 to the Issuer's Current Report on Form 6-K filed on May 6, 2022).

C.	Affiliate Joinder Agreement to the Investment Agreement

D.	Registration Rights Agreement (incorporated herein by reference from Exhibit 10.2 to the Issuer's Current Report on Form 6-K filed on June 15, 2022).

E.	Voting Agreement.

F.	Affiliate Joinder Agreement to the Voting Agreement

G.	Conversion Agreement (incorporated herein by reference from Exhibit 10.1 to the Issuer's Current Report on Form 6-K filed on June 15, 2022).

CUSIP No. H33700107	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2022

CK OPPORTUNITIES WOLVERINE S.À R.L

By:	/s/ Stefan Corthouts
Name:	Stefan Corthouts
Title:	A Manager

By:	/s/ Ajit Singh Rai
Name:	Ajit Singh Rai
Title:	B Manager

CK OPPORTUNITIES FUND I, LP

By: CK OPPORTUNITIES GP, LLC, its general partner,

By:	/s/ Tom LaMacchia
Name:	Tom LaMacchia
Title:	Authorised Signatory

By:	/s/ Laura Torrado
Name:	Laura Torrado
Title:	Authorised Signatory

CK OPPORTUNITIES GP, LLC

By:	/s/ Tom LaMacchia
Name:	Tom LaMacchia
Title:	Authorised Signatory

By:	/s/ Laura Torrado
Name:	Laura Torrado
Title:	Authorised Signatory

CERTARES OPPORTUNITIES LLC

By: CERTARES MANAGEMENT LLC, its Sole Member,

By:	/s/ Tom LaMacchia
Name:	Tom LaMacchia
Title:	Managing Director & General Counsel

KNIGHTHEAD OPPORTUNITIES CAPITAL MANAGEMENT, LLC

By:	/s/ Laura Torrado
Name:	Laura Torrado
Title:	General Counsel

[Signature Page to Schedule 13D]